Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, South Carolina 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	Neil E. Grayson (Admitted in GA, NY & SC) 864.250.2235 Fax: 864.250.2359 neil.grayson@nelsonmullins.com

June 6, 2013

Via Edgar

Mr. Christian Windsor, Special Counsel

Mr. Jonathan Gottlieb, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C.  20549

Re:

Independence Bancshares, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 15, 2013

File No. 333-186476

Dear Messrs. Windsor and Gottlieb:

On behalf of Independence Bancshares, Inc., (the “Company” or “Independence”), set forth below is the Company’s response to the comments of the Staff of the U. S. Securities and Exchange Commission (the “Staff”) set forth in its comment letter dated April 25, 2013.  We also note that the registration statement has been updated to reflect the Company’s financial condition and operating results for the period ended March 31, 2013 and the results of its annual shareholder meeting on May 15, 2013.

Form S-1

1.

We note your response to prior comment 1, in which you provide a legal analysis supporting your conclusion that the board has the ability to increase or decrease the size of the board. Provide us with a revised analysis that identifies how the termination of board members and to then replace those members without shareholder approval.

Response to Comment 1:

Section 33-8-103(c) of the South Carolina Business Corporation Act of 1988 provides that the “articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors.” Section 33-8-110(a) of the South Carolina Business Corporation Act of 1988 provides that, “unless the articles of

With offices in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, Tennessee and West Virginia

Christian Windsor

Jonathan Gottlieb

June 6, 2013

incorporation provide otherwise, if a vacancy occurs on a board of directors, including a vacancy resulting from an increase in the number of directors: (1) the shareholders may fill the vacancy; (2) the board of directors may fill the vacancy; or . . . ”.  In addition, Article 3, Section 2 of the Company’s Bylaws, a copy of which was filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, provides that “[u]nless otherwise provided in the Articles of Incorporation, the number of directors of the Corporation shall be that number as may be fixed from time to time by resolution of the Board of Directors, but in no event shall the number be less than five or greater than 25. The number of members of the Board of Directors can be increased or decreased within the foregoing range at any time by the Board of Directors,” (emphasis added).  The Company’s Articles of Incorporation are silent on this topic.  Therefore, in accordance with South Carolina law and the Company’s Bylaws, the Company’s Board of Directors has the authority to appoint persons to serve as directors without a vote of the shareholders, provided that the number of directors remains within the range established in the Company’s Bylaws.  The Board of Directors currently consists of six persons (with one more elected by the shareholders subject to receiving bank regulatory approval), which is within the prescribed range of five to 25 directors.

Section 33-8-105 of the South Carolina Business Corporation Act of 1988 provides that “ . . . (b) the terms of all other directors expire at the next annual shareholders’ meeting following their election . . . , (d) the term of a director elected to fill a vacancy expires at the next shareholders’ meeting at which directors are elected, and (e) despite the expiration of a director’s term, he continues to serve until his successor is elected and qualifies or until there is a decrease in the number of directors.”  Consistent with this Section, Article 3, Section 2 of the Company’s Bylaws provides that “each director shall serve for a period of one year or until his or her successor shall be elected and shall qualify.”  The Company’s Articles of Incorporation are silent on this topic. On May 15, 2013, the Company’s shareholders elected six directors (and one director elected subject to regulatory approval) to one year terms.  Accordingly, the current term for each of the six existing directors (and one director elected subject to regulatory approval) expires at the Company’s 2014 annual shareholder meeting or until his or her successor is elected and qualified.

As described in the Company’s definitive proxy statement filed on April 8, 2013, the existing Board of Directors (15 persons as of such date) approved the reduction in the number of members of the Board of Directors to seven members effective as of the Company’s upcoming annual shareholder meeting. See supra for the authority of the Board of Directors to make this reduction.  Accordingly, the Company’s then existing Board of Directors, upon the recommendation of the Board’s Compensation/Nominating Committee, approved a slate of seven nominees for election to the Board of Directors at the Company’s 2013 annual shareholder meeting, which includes only five nominees – Messrs. Baird, Hageman, Hipp, McLean and Willumstad – who previously served on the Company’s Board of Directors.  The remaining Board members stepped down as directors of the Company upon the election and qualification of the seven nominees and the reduction in the number of members of the Board of Directors effective as of the Company’s May 15th annual shareholder meeting.  No directors were terminated from service on the Company’s Board of Directors.

Christian Windsor

Jonathan Gottlieb

June 6, 2013

2.

We note your response to comment two of our letter to you dated February 21, 2013. Please revise the disclosure in the summary to disclose:

•

more detail regarding MPIB Holdings including that it was formed in July 2011, the amount of its revenues, assets and liabilities, and describe the “intellectual property and other assets” that you seek to acquire and explain how the technology differs from competing technology offered though unaffiliated parties; and

•

explain how you valued the assets of MPIB to be worth $7 million and whether you intend to retain an independent advisor to conduct an independent appraisal.

Response to Comment 2:

The Company has revised the Summary section on page 2 of Amendment No. 2 to the Registration Statement on Form S-1 filed on June 6, 2013 (“Amendment No. 2”) to include the requested disclosure regarding MPIB Holdings, LLC.  As disclosed in Amendment No. 2, the assets of MPIB consist of vendor relationships, marketing plans, technology architecture, the strategy for deploying a scalable enterprise grade transaction processing business and the business methods for integrating real-time payments with wireless capabilities and certain intellectual property related thereto.  The Company believes that these assets are unique and not directly comparable to the intellectual property of other companies in the digital payments.  Further, the Company respectfully advises the Staff that no funds from either the Private Placement or this offering will be used for the purchase of MPIB or its assets, and it is the Company’s intent that no acquisition of MPIB or its assets will occur unless and until the Company can complete a subsequent offering and it has received an appraisal from an independent third-party advisor.

3.

We note your response to comment three of our letter to you dated February 21, 2013. Please disclose the dilutive effect (in terms of voting power and earnings per share) of the sale of over 17 million shares in the 2012 private placement on your stock holders at the time that held all of your outstanding 2 million shares. Disclose the anti- dilutive effect of the offering on the respective percentage of outstanding stock that is held by the original stockholders and the dilutive effect on those who purchased in the private placement.

Response to Comment 3:

The Company has added a Dilution section on page 28 of Amendment No. 2 to include the requested disclosure regarding the dilutive effect of the Private Placement (as defined in Amendment No. 2) and the anti-dilutive and dilutive effects of the offering on the original stockholders and those stockholders who participated in the Private Placement, respectively. We note that because the Company has minimal earnings per share, the Company has disclosed the anti-dilutive and dilutive effects in terms of both voting and book value per share, rather than earnings per share.

Our Consent Order, page 6

Christian Windsor

Jonathan Gottlieb

June 6, 2013

4.

We note that in February 2012 you stated to the OCC that you “would seek a merger partner.” Please discuss whether your planned acquisition of MPIB indicates that you no longer are seeking a merger partner. Also, revise this section to clarify the impact of your proposed MPIB acquisition for $7 million on your expanded regulatory capital ratios.

Response to Comment 4:

The Company is no longer seeking a merger partner in order to support the capital position of its subsidiary bank, Independence National Bank (the “Bank”).  As stated in the Company’s Quarterly Report on Form 10-Q filed on November 7, 2012, the Board had previously submitted to the OCC a written analysis on its decision whether to sell, merge, or liquidate the Bank or to remain an independent national bank, stating the Board would seek a merger partner but would also continue to pursue other alternatives, including raising capital.  On August 30, 2012, the Board submitted a revised capital plan to the OCC, stating that the Company was seeking to raise $15 million through a private placement offering of common stock. On September 20, 2012, the OCC accepted this plan as an alternative to the required disposition plan detailing the Board’s plan to sell or merge the Bank or to implement a voluntary liquidation.  Upon this acceptance, the Company ceased looking for a merger partner in order to pursue the private placement offering of common stock, and as previously noted, on December 31, 2012, the Company completed the private placement with gross proceeds of approximately $14.1 million.  The capital ratios of the Company and the Bank are now in excess of the levels required by the OCC.   The Company has added revised disclosure on page 7 under the “Our Consent Order” subheading to clarify for investors that the Private Placement was an alternative to the required disposition plan detailing the Board’s plan to sell or merge the Bank.

Please see the response to Comment 2 above relating to the impact of the proposed MPIB acquisition for $7 million on the Company’s regulatory capital ratios.

Risk factors, page 11

5.

We note your response to comment seven of our letter to you dated February 21, 2013. Please revise the risk factor on page 23 regarding controlling shareholders as follows:

•

disclose the anticipated increase in the percentage beneficially owned as a result of granting awards during the next 12 to 24 months pursuant to the 2013 Incentive plan;

•

include the two other major stockholders who purchased in the private placement; and

•

disclose that the major stockholders hold four of the seven positions on the Board, one serves as Chairman of the Board and one serves as your CEO.

Response to Comment 5:

The Company has revised this risk factor, now on page 24, to include the requested disclosure pertaining to controlling shareholders.

Risks Relating to the Offering and our Common Stock, page 22

Christian Windsor

Jonathan Gottlieb

June 6, 2013

6.

Please add a risk factor relating to the risks of further dilution as a result of your increasing the number of authorized shares of common stock from 100 million to 300 million shares.

Response to Comment 6:

The Company has also added a risk factor on page 23 addressing the risk of further dilution resulting from the proposed increase in the number of authorized shares of common stock from 100 million to 300 million shares.

The Company hopes that the foregoing has been responsive to the Staff’s comments.  In addition, the Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (864) 250-2235 if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ Neil E. Grayson

Neil E. Grayson

cc:

 Gordon A. Baird, Chief Executive Officer